                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Polymer Group, Inc.
            -------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                  731745 10 5
            -------------------------------------------------------
                                 (CUSIP Number)

                                                     Copy to:
   Jerry Zucker                                      H. Kurt von Moltke
   The InterTech Group, Inc.                         Kirkland & Ellis
   FTG, Inc.                                         200 E. Randolph Drive
   4838 Jenkins Avenue                               Chicago, Illinois 60601
   North Charleston, South Carolina 29405            (312) 861-2000
   (803) 744-5174

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 5, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 11 Pages

---------------------                                     --------------------
 CUSIP NO. 731745105                   13D                 Page 2 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      Jerry Zucker

      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [             ].
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,655,929 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          3,879,178 (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,655,929 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          3,879,178 (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      7,535,107 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.4% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

      * See Instructions

---------------------                                     --------------------
 CUSIP NO. 731745105                   13D                 Page 3 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      The InterTech Group, Inc.

      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [             ].
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS:
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,599,557 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             3,599,557 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      3,599,557 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      CO
------------------------------------------------------------------------------

      * See Instructions

---------------------                                     --------------------
 CUSIP NO. 731745105                   13D                 Page 4 of 11 Pages
---------------------                                     --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      FTG, Inc.

      S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: [             ].
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      South Carolina
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            261,651 (See Item 5)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None (See Item 5)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             261,651 (See Item 5)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None (See Item 5)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      261,651 (See Item 5)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.8% (See Item 5)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

      *See Instructions

          This Amendment No. 4 (this "Amendment No. 4") amends and supplements the statement on Schedule 13D (as previously amended and supplemented, the "Statement") with respect to the Common Stock, par value $.10 per share (the "Common Stock"), of Polymer Group, Inc. (the "Issuer"), as previously filed and amended by Jerry Zucker, The InterTech Group, Inc. ("InterTech") and FTG, Inc. ("FTG") (together, the "Reporting Persons"). James G. Boyd is not a Reporting Person for purposes of this form, but information on Mr. Boyd is provided by virtue of the fact that he is Executive Vice President, Treasurer, Secretary and a Director of both InterTech and FTG.

          Capitalized terms used but defined herein shall have the meanings ascribed to them in the Statement. Except as indicated herein, the information set forth in the Statement remains unchanged.

Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby amended to incorporate by reference the amended Exhibit A, which is filed as an exhibit to this Amendment No. 4.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          On March 28, 2001, Mr. Zucker purchased an aggregate of 82,500 shares of Common Stock for $119,625; on April 3, 2001, Mr. Zucker purchased an aggregate of 117,500 shares of Common Stock for $176,250; and on April 5, 2001, Mr. Zucker purchased an aggregate of 100,000 shares of Common Stock for $115,000, in each case using personal funds.

Item 4.   Purpose of Transaction.
          ----------------------

          In addition to the shares of Common Stock already held by Mr. Zucker, all of the shares purchased in March and April of 2001 were purchased for investment purposes. The Reporting Persons may acquire additional shares of Common Stock from time to time for investment purposes. The Reporting Persons have no other plans or proposals which would relate to or result in any action described in the instructions to this Item 4.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  Amount Beneficially Owned:

               The shares of Common Stock covered by this statement beneficially owned by the Reporting Persons and Mr. Boyd are as follows:
               (based on 32,004,200 shares outstanding in the case FTG and InterTech, 32,144,200 shares in the case of Mr. Zucker and 32,064,200 shares in the case of Mr. Boyd)

                               Page 5 of 11 Pages


                                Shares Beneficially  Percentage of
               Name                    Owned             Class
               ---------------  -------------------  --------------
             --------------------------------------------------------
               Jerry Zucker               7,535,107           23.4%
             --------------------------------------------------------
               InterTech                  3,599,557           11.2%
             --------------------------------------------------------
               FTG                          261,651            0.8%
             --------------------------------------------------------
               James G. Boyd              4,399,979           13.7%
             --------------------------------------------------------


               The shares of Common Stock reflected above include 3,655,929 shares held by Mr. Zucker (including 140,000 shares subject to options exercisable within 60 days), 7,080 held by Mr. Zucker's wife, 10,890 held in trust for Mr. Zucker's children, 3,599,557 shares held by InterTech, 261,651 shares held by FTG and 538,771 shares held by Mr. Boyd (including 60,000 shares subject to options exercisable within 60 days). Mr. Zucker is Chairman, Chief Executive Officer, a Director and the controlling stockholder of both InterTech and FTG, and as a result shares voting and dispositive power over the shares held by InterTech and FTG. Mr. Boyd is the Executive Vice President, Treasurer, Secretary, a Director and a stockholder of both InterTech and FTG, and as a result shares voting and dispositive power over the shares held by InterTech and FTG. Messrs. Zucker and Boyd each expressly disclaim beneficial ownership of the shares held by each of InterTech and FTG. Mr. Zucker disclaims beneficial ownership of the shares held in the names of his wife and children.

               In addition to the shares described above, Mr. Zucker holds options to purchase shares of Common Stock which are not currently beneficially owned by Mr. Zucker pursuant to Rule 13d-3(d)(1), because such options are not exercisable within 60 days. Such currently unexercisable options consists of the following:
               (A) under the Issuer's 1996 Key Employee Stock Option Plan (the "Plan"), Mr. Zucker holds options to purchase an additional 80,000 shares of Common Stock (at a purchase price of $12.00 per share), which options vest in four equal annual installments beginning on August 11, 2001, and (B) under the Plan, Mr. Zucker holds options to purchase an additional 40,000 shares of Common Stock (at a purchase price of $14.25 per share), which options vest on August 25, 2001.

               The Reporting Persons and certain other shareholders of the Issuer parties to a Voting Agreement. The Voting Agreement provides that the parties thereto will vote in the same manner on certain issues, including the election of directors. Collectively, the parties to the Voting Agreement own 15,960,842, or 49.6%, of the outstanding shares of Common Stock. Each of the

                               Page 6 of 11 Pages

               Reporting Persons disclaims beneficial ownership of shares of Common Stock owned by the other parties to the Voting Agreement. Exhibit A of this Amendment No. 4, which is incorporated herein by reference, sets forth the following information with respect to each party to the Voting Agreement: (i) name, (ii) address of principal business office, and (iii) the number of shares of Common Stock owned by such party.

               (b)  Number of Shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote:

                          Jerry Zucker     3,655,929
                          InterTech        3,599,557
                          FTG                261,651
                          James G. Boyd      538,771

                    (ii)  Shared power to vote or to direct the vote:

                          Jerry Zucker     3,879,178
                          James G. Boyd    3,861,208

                    (iii) Sole power to dispose or to direct the disposition of:

                          Jerry Zucker     3,655,929
                          InterTech        3,599,557
                          FTG                261,651
                          James G. Boyd      538,771

                    (iv) Shared power to dispose or to direct the disposition of:

                          Jerry Zucker     3,879,178
                          James G. Boyd    3,861,208

               The filing of this Statement shall not be construed as an admission by Mr. Zucker, InterTech, FTG, Mr. Boyd or any party to the Voting Agreement that such person is, for the purpose of
               Section 13(d), 13(g) or any other Section of the Exchange Act, the beneficial owner of any securities covered by this Statement.

          (c) Transactions Within the Past 60 Days: In the past 60 days, the following transactions have occurred involving the persons named in paragraph (a) above.

                               Page 7 of 11 Pages


               Person Who Effected   Transaction     Number of      Price Per
                 the Transaction        Date      Shares Purchased    Share
               -------------------   -----------  ----------------  ---------
               Jerry Zucker          March 28           82,500         $1.45
               Jerry Zucker          April 3           117,500         $1.50
               Jerry Zucker          April 5           100,000         $1.15

               All purchases were effected through unsolicited brokers' transactions on the New York Stock Exchange.

          (d) Right to Receive or Power to Direct: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by any of the Reporting Persons.

          (e)  Date Reporting Person Ceased to be 5% Owner:  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          Reference is made to the information disclosed under Items 2, 3, 4 and 5 of the Statement and this Amendment No. 4 regarding the Voting Agreement.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

     EXHIBIT A:     Exhibit A is hereby amended to incorporate by reference the information set forth in amended Exhibit A, which is filed herewith.

     EXHIBIT G:     Joint Filing Agreement among the Reporting Persons pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, relating to the filing of this Amendment No. 4 to Schedule 13D.

                               Page 8 of 11 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 16, 2001


                                       /s/ Jerry Zucker
                                       ---------------------------------
                                       Print Name: Jerry Zucker


                                       The InterTech Group, Inc.


                                       By: /s/ Jerry Zucker
                                           -----------------------------
                                       Print Name:  Jerry Zucker
                                       Its:  Chairman, President and CEO


                                       FTG, Inc.


                                       By: /s/ Jerry Zucker
                                           -----------------------------
                                       Print Name:  Jerry Zucker
                                       Its:  Chairman, President and CEO


                              Page 9 of 11 Pages

                                   Exhibit A

                        Parties to the Voting Agreement
                        -------------------------------

                          Address of Principal           Number of Shares
Name                      Business Office                of Common Stock (a)
----------------------    ---------------------------    -------------------
Jerry Zucker              4838 Jenkins Avenue                 3,655,929
                          North Charleston, SC 29405

James G. Boyd             4838 Jenkins Avenue                   538,771
                          North Charleston, SC 29405

The InterTech             4838 Jenkins Avenue                 3,599,557
  Group, Inc.             North Charleston, SC 29405

Golder, Thoma, Cressey    c/o Golder, Thoma, Cressey,         7,109,096
  Fund III, L.P.          Rauner, Inc.
                          6100 Sears Tower
                          Chicago, IL 60606-6402

FTG, Inc.                 4838 Jenkins Avenue                   261,651
                          North Charleston, SC 29405

Leeway & Co.              c/o State Street Bank and             795,838
                          Trust Co.
                          Master Trust Division-Q4W
                          P.O. Box 1992
                          Boston, MA 02110

(a) Share information provided in this Exhibit A is based on the most recent information available to the Reporting Persons through public disclosure or otherwise. Each Reporting Person makes no representations as to the accuracy of information set forth herein other than for itself.


                              Page 10 of 11 Pages

                                   Exhibit F

              SCHEDULE 13D AMENDMENT NO. 4 JOINT FILING AGREEMENT
              ---------------------------------------------------

          The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

     (i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and this Amendment No. 4 to Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

     (ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

          This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

                           *     *     *     *     *

Date: April 16, 2001

                                       /s/ Jerry Zucker
                                       ------------------------
                                       Print Name: Jerry Zucker


                                       The InterTech Group, Inc.

                                       By:  /s/ Jerry Zucker
                                            -------------------
                                       Print Name: Jerry Zucker
                                       Its: Chairman, Chief Executive
                                            Officer and President


                                       FTG, Inc.

                                       By:  /s/ Jerry Zucker
                                            -------------------
                                       Print Name: Jerry Zucker
                                       Its: Chairman, Chief Executive
                                            Officer and President

                              Page 11 of 11 Pages